Pricing supplement no. 1478
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 87-I dated July 10, 2007

Registration Statement No. 333-130051
Dated August 8, 2008
Rule 424(b)(2)



Structured Investments	**JPMorgan Chase & Co.** **$5,000,000** **Bearish Return Enhanced Notes Linked Inversely to the S&P 500® Index** **due August 12, 2010**

General

- The notes are designed for investors who seek **a return of four times any depreciation** of the S&P 500® Index up to a maximum total return on the notes of 196% at maturity. Investors should be willing to forgo interest and dividend payments, and if the Ending Index Level increases as compared to the Initial Index Level, be willing to **lose some or all of their principal at a rate of four times the appreciation** of the Index, up to 100% of their principal.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing August 12, 2010†.
- Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof.
- **The terms of the notes as set forth below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 87-I, will supersede the terms set forth in product supplement no. 87-I. In particular, if the Ending Index Level is greater than the Initial Index Level, your payment at maturity will be subject to an Upside Leverage Factor of 4 and you will lose 4% of the principal amount of your notes for every 1% that the Ending Index Level increases above the Initial Index Level, even though the accompanying product supplement no. 87-I does not provide for such an Upside Leverage Factor in that scenario.**
- The notes priced on August 8, 2008 and are expected to settle on or about August 13, 2008.

Key Terms

Index:	The S&P 500® Index (the "Index")
Downside Leverage Factor:	4
Upside Leverage Factor	4
Payment at Maturity:	If the Ending Index Level is *less than the Initial Index Level*, you will receive at maturity a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Change multiplied by 4, subject to a Maximum Total Return on the notes of 196%. For example, if the Index Change is more than 49%, you will receive the Maximum Total Return on the notes of 196%, which entitles you to a maximum payment at maturity of $2,960 for every $1,000 principal amount note that you hold. Accordingly, if the Index Change is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return: $$\$1,000 + [\$1,000 \times (\text{Index Change} \times 4)]$$ If the Ending Index Level is greater than the Initial Index Level, you will lose 4% of the principal amount of your notes for every 1% that the Index increases above the Initial Index Level, *provided* that your final payment at maturity will not be less than $0 per $1,000 principal amount note. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows: $$\$1,000 + [\$1,000 \times (\text{Index Change} \times 4)]$$ Notwithstanding the foregoing, in no event will the payment at maturity per $1,000 principal amount note be less than $0. *You will lose some or all of your investment at maturity if the Ending Index Level increases from the Initial Index Level and, as a result of the Upside Leverage Factor of 4, you will lose all of your investment at maturity if the Ending Index Level increases from the Initial Index Level by 25% or more.*
Index Change:	$$\frac{\text{Initial Index Level} - \text{Ending Index Level}}{\text{Initial Index Level}}$$
Initial Index Level:	The Index closing level on the pricing date, which was 1296.32.
Ending Index Level:	The Index closing level on the Observation Date.
Observation Date†:	August 9, 2010
Maturity Date†:	August 12, 2010
CUSIP:	48123LMK7

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 87-I.

Investing in the Bearish Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. 87-I and "Selected Risk Considerations" beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$1,000	$25	$975
Total	$5,000,000	$125,000	$4,875,000

(1) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $25.00 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other affiliated dealers of $12.50 per $1,000 principal amount note. See "Underwriting" beginning on page PS-23 of the accompanying product supplement no. 87-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

August 8, 2008

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 87-I dated July 10, 2007. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated August 8, 2008 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 87-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 87-I dated July 10, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207002789/e27815_424b2.pdf
- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf
- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 1250 and reflect the Maximum Total Return on the notes of 196%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Change	Total Return
1875.00	-50.00%	-100.00%
1750.00	-40.00%	-100.00%
1625.00	-30.00%	-100.00%
1562.50	-25.00%	-100.00%
1500.00	-20.00%	-80.00%
1437.50	-15.00%	-60.00%
1375.00	-10.00%	-40.00%
1312.50	-5.00%	-20.00%
1281.25	-2.50%	-10.00%
1262.50	-1.00%	-4.00%
1250.00	**0.00%**	**0.00%**
1237.50	1.00%	4.00%
1218.75	2.50%	10.00%
1187.50	5.00%	20.00%
1125.00	10.00%	40.00%
1062.50	15.00%	60.00%
1000.00	20.00%	80.00%
875.00	30.00%	120.00%
750.00	40.00%	160.00%
637.50	49.00%	196.00%
625.00	50.00%	196.00%
500.00	60.00%	196.00%
375.00	70.00%	196.00%
250.00	80.00%	196.00%



Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Index declines from the Initial Index Level of 1250 to an Ending Index Level of 1187.50.
Because the Ending Index Level of 1187.50 is less than the Initial Index Level of 1250 and the Index Change of 5% multiplied by 4 does not exceed the Maximum Total Return of 196%, the investor receives a payment at maturity of $1,200 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (5\% \times 4)] = \$1,200$$

Example 2: The level of the Index declines from the Initial Index Level of 1250 to an Ending Index Level of 500.
Because the Ending Index Level of 500 is less than the Initial Index Level of 1250 and the Index Change of 60% multiplied by 4 exceeds the Maximum Total Return of 196%, the investor receives a payment at maturity of $2,960 per $1,000 principal amount note, the maximum payment on the notes.

Example 3: The level of the Index increases from the Initial Index Level of 1250 to an Ending Index Level of 1375.
Because the Ending Index Level of 1375 is greater than the Initial Index Level of 1250, the Index Change is negative and the investor receives a payment at maturity of $600 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-10\% \times 4)] = \$600$$

Example 4: The level of the Index increases from the Initial Index Level of 1250 to an Ending Index Level of 1625.
Because the Ending Index Level of 1625 is greater than the Initial Index Level of 1250, resulting in an Index Change of -30%, and because the payment at maturity per $1,000 note may not be less than $0 per $1,000 principal amount note, the investor receives a payment at maturity of $0 per $1,000 principal amount note.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance equity returns by multiplying a positive Index Change (*i.e.*, the Index closing level declines) by 4, up to the Maximum Total Return on the notes of 196%, or $2,960 for every $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **ACCELERATED LOSS IF THE INDEX APPRECIATES** — The notes provide for an Upside Leverage Factor of 4. If the Ending Index Level is greater than the Initial Index Level, for every 1% that the Ending Index Level increases above the Initial Index Level, **you will lose an amount equal to 4% of the principal amount of your notes,** *provided* that your payment at maturity will not be less than $0. Accordingly, you will lose your entire investment at maturity if the Ending Index Level is greater than the Initial Index Level by 25% or more.

- **DIVERSIFICATION OF THE S&P 500® INDEX** — The return on the notes is linked inversely to the performance of the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under "The S&P 500® Index" in the accompanying product supplement no. 87-I.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 87-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of

the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 87-I dated July 10, 2007. **The first risk consideration set forth below supersedes the first risk factor appearing on PS-6 of the accompanying product supplement no. 87-I.**

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS ON AN ACCELERATED BASIS** — The notes do not guarantee any return of principal at maturity. The return on the notes at maturity is linked inversely to the performance of the Index and will depend on whether, and the extent to which, the Index Change is positive or negative. Your investment will be exposed, on an inverse, leveraged basis, to any increase in the Ending Index Level, as compared to the Initial Index Level. For every 1% that the Ending Index Level increases above the Initial Index Level, **you will lose 4% of the principal amount of your notes,** *provided* that your payment at maturity will not be less than $0. Accordingly, you will lose your entire investment at maturity if the Ending Index Level is greater than the Initial Index Level by 25% or more.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN** — If the Ending Index Level is less than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return of 196%, regardless of the depreciation in the Index, which may be significant.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Index;
  - the time to maturity of the notes;
  - the dividend rate on the common stocks underlying the Index;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the weekly Index closing level from January 3, 2003 through August 8, 2008. The Index closing level on August 8, 2008 was 1296.32. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.



Historical Performance of the S&P 500® Index